Exhibit (r)(2)

StepStone Group LP

And its Operating Subsidiaries and Affiliates

(as defined herein, collectively, “StepStone” or “Firm”)

Code of Ethics

Last updated: December 2, 2024

Table of Contents

Contents

I.	INTRODUCTION	2

II.	DEFINITIONS	3

III.	PROHIBITION AGAINST INSIDER TRADING	4

IV.	REQUIRED PRE-CLEARANCE FOR INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS	6

V.	COMPLIANCE PROCEDURES AND PRE-CLEARANCE FOR OTHER PERSONAL SECURITIES TRANSACTIONS	7

VI.	GIFTS AND ENTERTAINMENT	9

VII.	POLITICAL CONTRIBUTIONS	10

VIII.	OUTSIDE ACTIVITIES	11

IX.	SUPERVISED PERSONS INFORMATION DISCLOSURE	11

X.	SANCTIONS	12

I.	INTRODUCTION

StepStone Group LP and its Operating Subsidiaries and Affiliates (as defined herein, collectively, “StepStone” or the “Firm”) places the highest priority on maintaining its reputation for integrity and professionalism. The confidence and trust placed in the Firm and its Supervised Persons by our clients is something we value and endeavor to protect. Additionally, StepStone has a fiduciary duty to clients to act for their benefit and in their best interest. As such, the Firm places a high value on the ethical conduct of its Supervised Persons, as defined below.

All StepStone’s Supervised Persons must put the interests of our clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. In recognition of StepStone’s desire to maintain its high ethical standards and fulfill its fiduciary duty to its clients, the Firm has adopted this Code of Ethics (the “Code”). This Code is intended to comply with provisions of various regulations and laws of jurisdictions to which StepStone is subject including, applicable rules and regulations adopted by the U.S. Securities and Exchange Commission (the “SEC”) (e.g. the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”), the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended) ; the rules and regulations of the Central Bank of Ireland (CBI); and the rules and regulations of the Swiss Financial Market Supervisory Authority (“FINMA”).

The Code contains provisions that seek to prevent improper personal trading, identify conflicts of interest and provide means to mitigate actual or potential conflicts through transparency (disclosing the existence of such conflicts), processes that inure to the benefit of clients.

Each Supervised Person is required to sign a certification upon hire, acknowledging that they have received, read and understand the Firm’s Compliance Manual, the Code, and other relevant policies and agree to abide by their provisions. Thereafter, each Supervised Person shall, on an annual basis, attest that such Supervised Person continues to abide by the Firm’s Compliance Manual, the Code and other relevant policies, including provisions related to the detection and prevention of insider trading and personal securities transactions.

Continued adherence to the Code is considered a basic condition of employment or membership by StepStone. Failure to comply with the Code may result in disciplinary action, including termination of employment or membership. If you have any questions concerning the appropriateness of any course of action, you should consult with the relevant Chief Compliance Officer (each a “CCO”) of the appropriate StepStone entity, each of whom is responsible for administering this Code.

The Advisers Act requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by investment advisers. Such policies and procedures are contained in this Code. This Code also contains policies and procedures with respect to personal securities transactions of all StepStone’s Supervised Persons. These procedures cover transactions in Accounts of Supervised Persons or that otherwise involve a Reportable Security over which a Supervised Person has Beneficial Ownership.

The Advisers Act makes it unlawful for StepStone, its agents, or its Supervised Persons to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative practices. This Code contains provisions that prohibit these and other enumerated activities and that are reasonably designed to detect and prevent violations of this Code, the Advisers Act, other applicable securities laws, and the rules thereunder.

II.	DEFINITIONS

For the purposes of this Code, the following definitions shall apply:

“Access Person” means a Supervised Person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. StepStone deems all Supervised Persons to be Access Persons.

“Account” means any investment or trading account, which can hold Reportable Securities, in which a Supervised Person has Beneficial Ownership or for which a Supervised Person is a trustee or custodian or can exercise direct or indirect control or influence with regards to trading or investment decisions.

“Beneficial Ownership” means a direct or indirect financial interest in a Reportable Security (as defined below) held or shared, directly or indirectly, through any account, contract, arrangement, understanding, relationship or otherwise. A Supervised Person is presumed to be a Beneficial Owner of securities that are held by any of his or her Immediate Family Members who resides in the Supervised Person’s household or to whom the Supervised Person contributes material financial support. Supervised Persons may seek to rebut the presumption of Beneficial Ownership by filing a request for an exception with the Compliance Department.

“Compliance Department” means the compliance teams that administer the Firm’s compliance program led by the relevant CCO.

“Immediate Family Member” of a Supervised Person means any spouse (or domestic partner); child; parent; or sibling; and the spouse (or domestic partner) of any child, parent, or sibling.

“MNPI” means material non-public information.

“Operating Subsidiary and Affiliates” are corporations, LLCs, or similar legal entities that engage in activities that are part of, or incidental to, StepStone’s business of providing and distributing investment advisory and data services.

“Reportable Security” means any security, generally, as defined in Section 202(a)(18) of the Advisers Act, except that for the purposes of this Code does not include:

(i)	Direct obligations of any Government;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds or their equivalents;

(iv)

Shares of open-end funds (including mutual funds and ETFs), unless StepStone or a control affiliate act as the investment adviser or principal underwriter for the fund (to be clear, this means that Reportable Securities would include all evergreen or continuously offered products managed by StepStone); and

(v)

Units of a unit investment trust if the unit investment trust is invested exclusively in mutual funds, unless StepStone or a control affiliate acts as the investment adviser or principal underwriter for the fund.

Cryptocurrencies are not currently deemed to be securities and do not require pre-clearance or reporting.

“Restricted List” is a list of securities maintained by the Compliance, with respect to which Firm, employee, and certain customer transactions are restricted or prohibited.

“Supervised Person” includes employees, members, officers and Partners (natural persons) of StepStone, other persons occupying a similar status or performing similar functions, or any other person with potential access to MNPI or who participates in developing, delivering or marketing the advice provided by StepStone, and is subject to StepStone’s supervision and control. Temporary employees of StepStone, such as interns, contractors and secondees who are expected to work for StepStone for less than 3 months will be requested to sign an NDA acknowledging they may be exposed to information which may contain MNPI and will be required to attest to their compliance with the obligations of the COE, but will not otherwise be considered Supervised Persons and subject to the administrative requirements of the COE. Questions about temporary employment status should be directed to the applicable CCO, or designee.

III.	PROHIBITION AGAINST INSIDER TRADING

Trading securities while in possession of MNPI, or improperly communicating that information to others, exposes Supervised Persons and StepStone to stringent penalties. The SEC can recover the profits gained or losses avoided through the illegal trading, impose a penalty of up to three times the illicit windfall, and issue an order permanently barring violators from the securities industry. Criminal sanctions include fines and imprisonment. Supervised Persons and the Firm may be sued by investors seeking to recover damages for insider trading violations. The rules and procedures contained in this Code apply to securities trading and information handling by Supervised Persons of StepStone and their Immediate Family Members residing in their household.

Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making their investment decisions. Generally, this includes any information the disclosure of which would have a substantial effect on the price of a company’s securities. No simple test exists to determine whether information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the relevant CCO.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements (including tender offers), significant business achievements or new products/services, major litigation, liquidation problems, and extraordinary management developments. Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Pre-publication information regarding reports in the financial media also may be material.

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become broadly available to the public through a public filing with the SEC or some other government agency, has gained general exposure on a publication of broad circulation such as Bloomberg, The Wall Street Journal, or Associated Press , and after sufficient time has passed so that the information has gained wide exposure. It is important to note that information posted on social media sites may not necessarily be considered “public” to the extent that access to such sites is limited or requires a subscription and the same is true of information posted on a company’s website unless the company has cultivated its website to be a place where investors are expected to go for material information.

StepStone obtains MNPI as part of its regular business activities (i.e. as part of our research efforts and due diligence).

It is crucial for Supervised Persons to immediately notify the relevant CCO, or designee, if they have a reasonable basis to believe they or someone in the Firm has encountered, or is reasonably likely to encounter, information regarding any public company that may be deemed MNPI. This includes information regarding the general partner or sponsor of a fund, which has publicly traded securities outstanding, and is undergoing due diligence. This requirement applies even if the securities represent only a very small public float, is obscure and not readily discoverable through internet searches, is listed solely on a remote foreign exchange or not listed on any exchange, and trades only very thinly or not at all. After the relevant CCO, or designee, has reviewed the issue, the CCO, or designee, will determine whether the information should be deemed MNPI and, if so, what action the Firm will take.

Before executing any trade for yourself or others, including investment funds or private accounts managed by StepStone, or recommending a trade to others, you must determine whether you have access to MNPI. If you think that you might have access to MNPI with respect to a company, you are obligated to:

•	Report the information and proposed trade immediately to the relevant CCO, or designee.

•

Refrain from any transaction (purchase, sale, derivative or otherwise) in the securities of that company on behalf of yourself or others, including investment funds or private accounts managed by the Firm.

•	Avoid communicating the information inside or outside the Firm, other than to the relevant CCO, or designee.

Prior to receiving potential MNPI from a third-party related to a proposed investment, please have the third- party contact Compliance directly at RTL@stepstonegroup.com to vet the information for internal conflicts prior to engagement. Relevant companies will be placed on the Restricted List. To request additions of an issuer to our Restricted List, send the issuer name, ticker symbol and reason to RTL@stepstonegroup.com.

In general, the Restricted List consists, without limitation, of the securities of: (i) public issuers or companies with respect to which the Firm has been made aware that a Supervised Person has received, expects to receive or may be in a position to receive MNPI; (ii) public issuers or companies on whose board of directors or similar body a Supervised Person serves; (iii) private entities with which the Firm has entered into a confidentiality agreement when information under such agreement may include MNPI of a public issuer or company; (iv) companies for which any Supervised Person has received MNPI when evaluating hedging strategies or private positions; and (v) other companies that the Firm, Supervised Persons or clients should not be trading or in which such investments should not be made for various reasons, as may be determined from time to time by the Compliance Department.

No Supervised Person may trade, nor encourage or instruct others to trade, in a company’s securities, either personally or on behalf of others (such as investment funds and private accounts managed by StepStone), while in the possession of MNPI with regards to that company, nor may a Supervised Person communicate such MNPI to others.

Supervised Persons as Directors of Portfolio Companies

From time to time, the Firm will obtain representation on the boards (inclusive of observer and LPAC positions) of companies in which its clients invest. Specifically, certain Supervised Persons of the Firm may serve as a member of the board of directors of a portfolio company held by the investment vehicles sponsored by the Firm (each such Supervised Person referred to herein as a “Firm Representative”). Serving on the board of a portfolio company, whether publicly traded or privately held, may create the risk of a Firm Representative encountering MNPI in respect of such company. Specifically, ways in which a Firm Representative may obtain material, non-public information include, but is not limited to, when information is acquired regarding: (i) the portfolio company itself; (ii) a pending transaction or partnership with another public company; (iii) a pending private transaction involving a public company; or (iv) other confidential information involving a public company within the portfolio company’s industry or sector. Considering this risk, the Firm has implemented procedures around the flow of MNPI acquired by a Firm Representative, including the following controls:

1.	If a Firm Representative obtains MNPI, the Firm Representative is required to notify the relevant CCO, or designee, immediately;

2.	Any company about which a Firm Representative obtains MNPI will be added to the Firm’s Restricted List;

3.

A Firm Representative is prohibited from conveying MNPI to anyone within the Firm or any third party, including investors in the Firm’s fund clients, except as may be necessary for legitimate business purposes in accordance with their responsibilities at StepStone or as a Firm Representative;

4.	The relevant CCO, or designee, may, from time to time, participate in the Firm Representative’s communications with investors;

5.	The relevant CCO, or designee, will conduct targeted compliance training regarding the flow of MNPI for all applicable staff; and

6.

If the Firm has a public portfolio company, trading in such company, on behalf of clients or personally by Supervised Persons, will be monitored closely and adhere to the trading requirements as set forth by the policies of such public portfolio company.

In addition to this Code of Ethics, StepStone has adopted an Insider Trading Policy to which employees are also subject. which imposes additional restrictions on trading in securities. The Insider Trading Policy applies to trading in securities of StepStone Group Inc., as well as the other securities described above. If there is a conflict between the Insider Trading Policy and this Code of Ethics, the stricter (or more conservative) policy will control.

IV.	REQUIRED PRE-CLEARANCE FOR INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

A Supervised Person must obtain preapproval of the relevant CCO or designee before acquiring any securities in an initial public offering or securities in a limited offering or private placement (other than StepStone private fund vehicles) via reporting on StepStone’s compliance system (either an “IPO Approval Request” or a “Private Placement Approval Request”, respectively). Supervised Persons must provide the relevant CCO, or designee, full details of the proposed transaction and, if approved, the position will be subject to monitoring for possible future conflicts. Supervised Persons will be asked to attest on an annual basis whether they continue to hold any private placements.

Limited offerings and private placements are subject to the additional controls as detailed in the Supplemental to the Code of Ethics, entitled Employee Private Investment Procedures (the “Supplement”). Subject to the Supplement and the provisions of StepStone’s Allocation Policy and except as otherwise approved in writing by the CCO, or designee, it is generally StepStone’s policy that Supervised Persons may not obtain a direct interest in:

a.	investment opportunities made available to the Firm that are deemed suitable for clients but either do not pass due diligence or are not pursued on behalf of the Firm or any client; and

b.

investment opportunities undertaken by the Firm or any client, other than through participation in a commingled investment vehicle sponsored by the Firm or direct or indirect ownership of the “GP commitment” made with respect to commingled investment vehicles or separately managed accounts, or as otherwise set forth in the Firm’s Allocation Policy, except as otherwise approved in writing by the CCO or their designee.

Subject to meeting eligibility requirements as established by the Firm, Supervised Persons may participate in commingled investment vehicles sponsored by the Firm. While it is generally not required for employees to obtain pre-approval prior to investing in a Stepstone’s private funds, pre- approval is required prior to investing in StepStone’s evergreen or continuously offered funds, and such funds may be restricted from trading activity by Supervised Persons from time to time, as determined by the CCO or designee. Pre-approval is required whether the fund is being purchased via ticker or through a subscription. Pre-approval can be sought via StepStone’s compliance application by making a “Private Placement Approval Request” or the “Trade Approval Request” if you intend to invest via a ticker.

V.	PRE-CLEARANCE AND REPORTING FOR REPORTABLE SECURITIES

Transactions

Supervised Persons are prohibited from trading Reportable Securities without pre-approval. Approval can be obtained prior to executing any transaction in a Reportable Security through StepStone’s employee compliance system, by completing the required information.

Accounts

Supervised Persons are required to disclose to StepStone, no later than ten (10) days after initial employment, and directly upon opening a new Account, all Accounts in which Reportable Securities can be transacted and in which they are a Beneficial Owner. Supervised Persons do not need to report Morgan Stanley accounts into which StepStone initially distributes vested RSUs, but must report any other Morgan Stanley accounts, or in the case of non-U.S. personnel, any other, accounts in which a Supervised Person holds or trades StepStone securities. As a reminder, per the StepStone Group Inc. Insider Trading Policy, all United States-based Supervised persons must hold securities of StepStone Group Inc. via Morgan Stanley, and Supervised Persons based outside the United States may only hold securities of StepStone Group Inc. with alternative brokers approved by the CCO.

In certain instances, the broker may ask for a request letter from StepStone Compliance (called a “Rule 407 letter”). Please contact the Compliance Department if you need a Rule 407 letter and one will be prepared and sent to the broker.

To facilitate execution of the Code, StepStone encourages all employees to establish Accounts, if possible, at brokerage firms with which StepStone can establish an electronic feed through which the firm can deliver holding statements and trade confirmations. In those instances where a Supervised Person’s Account is held at a brokerage firm who cannot establish an electronic feed, the Supervised Person is required to upload necessary holdings and transaction statements manually.

Initial and Annual Holdings Reports

Within 10 calendar days of becoming a Supervised Person under the Code, Supervised Persons must provide information regarding their holdings in all Reportable Securities. All initial holdings reports must be current as of a date not more than 45 days prior to becoming a Supervised Person. Holdings information provided to StepStone must also be updated on an annual basis thereafter and must be current as of a date not more than 45 days prior to the date the report is submitted. Holding reports must contain the following information:

•	The Account name and number;

•	The name of the custodian broker, dealer or bank; for each Account; and

•	Any Reportable Securities held

Quarterly Account Reports

Every Supervised Person should, no later than thirty (30) days after the end of each calendar quarter, provide a quarterly report regarding all transactions in Reportable Securities. Transaction reports should include the following information:

•

The dates of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each Reportable Security;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the Reportable Security at which the transaction was effected; and

•	The name of the broker, dealer or bank with or through whom the transaction was effected.

Every Supervised Person must certify quarterly either that they held no interest in Accounts during the prior quarter or that they have reported all required transactions.

Monitoring and Review of Personal Securities Transactions

The CCO or designee will monitor and review reports required under this Code for compliance with StepStone’s policies regarding Accounts and the applicable rules and regulations. The CCO or designee may also initiate inquiries of Supervised Persons regarding transactions in Reportable Securities. Supervised persons are required to cooperate with such inquiries and any monitoring or review procedures employed by StepStone. Any transactions for any accounts of the relevant CCO will be reviewed and approved by another member of the Compliance Department or any other designated Supervisory Person.

VI.	GIFTS AND ENTERTAINMENT

Giving, receiving or soliciting gifts in a business setting can give rise to the appearance of impropriety and, in certain settings, may result in serious financial and legal penalties. Any questions concerning the policies described below should be directed to the relevant CCO or designee. Some StepStone employees may be subject to additional policies regarding gifts and entertainment such as pre- approval and specific limits and thresholds. When any such policies conflict, the more conservative policy shall govern.

Gift Policy

•	All gifts greater than a nominal value (greater than $50) given or received must be reported on StepStone’s employee compliance system.

•

In general, Supervised Persons may accept or give only gifts of reasonable value (less than $250, (or $100 if the Supervised Person is also a registered rep with a third-party broker dealer) from or to clients, prospects, vendors, or other entities with which StepStone does or may do business.

•	Any gift in market value greater than $250 ($100 if the Supervised Person is also a registered rep with a third-party broker dealer) must be pre-approved prior to acceptance or provision.

•	No gifts may be made to representatives of public pensions, sovereign wealth funds, state owned enterprises or other public bodies or entities.

•	Gifts of cash may never be accepted.

•

Gifts from placement agents, finders or fund managers are not permitted. However, gifts of nominal value that may be consumed by a group may be accepted if made available to the office at large or gifts of a nominal value provided as a token or memento in association with business activity or event, such as a key chain or stress ball at a conference.

•

Employees may be allowed to give or receive a gift, in exception to these policies, to someone with whom they have a close personal relationship (independent from their employment with StepStone) depending on the reason and the purpose. Nonetheless, the employee should be mindful of the implications of such gifts and consult with Compliance prior to giving or receiving such a gift.

•	At least annually, Supervised Persons will attest to their compliance with this gift policy.

Entertainment Policy

•

To qualify as entertainment of a Supervised Person by a third party, the Supervised Person must accompany clients or be accompanied by vendors, placement agents, finders, or fund managers. Otherwise, the value of the entertainment will be treated as a gift subject to the gift policy.

•	Dining expenses or the cost of admission to entertainment events (such as sports events or the theater) should be reasonable in relation to the circumstances and not lavish.

•

Routine meals in the regular course of business, reflective of the circumstance, and not excessive or lavish, can be engaged without pre-approval, reporting or further action, subject to other guidance below. All other entertainment, given or received, must be reported (or if required, pre-approved) on StepStone’s employee compliance system site.

•	The following entertainment must be pre-approved by the Compliance Department:

•	Any entertainment expected to be greater than $250 per person

•

Any entertainment of representatives of non-U.S. public pensions, sovereign wealth funds, state-owned enterprises or other non-U.S. public bodies or entities expected to be greater than $100 per person

•	Any entertainment of representatives of South Korean public pensions, state-owned enterprises or entities expected to be greater than $25 per person

•

Entertainment of representatives of U.S. public pensions or other U.S. public bodies or entities is not permitted without prior approval of the CCO or designee. All entertainment is subject to being allowed under the policies and procedures of the third party giving or receiving such entertainment.

•

A special event is a form of entertainment (often at an attractive location) where a third party is willing to pay for the cost or lodging of the attendees. Supervised Persons must obtain prior approval from the Compliance Department before attending a special event. In general, the Compliance Department will permit the third party to pay for lodging and any attendance fees in connection with the event. Transportation costs may be covered, if relevant to the event and, so far as it is within StepStone’s travel policies.

•	Annually, Supervised Persons will attest to their compliance with this entertainment policy.

Any exception to these rules must be approved by the CCO or designee.

Prohibited Conduct

To ensure compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, and other similar laws in foreign jurisdictions in which the Firm operates, Supervised Persons are prohibited from directly or indirectly paying or giving, offering or promising to pay, give or authorize or approving such offer or payment, of any funds, gifts, services or anything else of any value, no matter how small, or seemingly insignificant, to any Foreign Official (as such term is defined under the FCPA to include any officer or employee of a foreign government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government department, agency, or instrumentality, or for or on behalf of any such public international organization), for any business or Firm-related reasons.

VII.	POLITICAL CONTRIBUTIONS

The SEC and numerous states have adopted rules and laws addressing “pay to play” practices such as making or soliciting campaign contributions or payments to government officials to influence the awarding of investment contracts for managing public pension assets and other governmental investments.

Specifically, Rule 206(4)-5 under the Advisers Act (the “Pay-to-Play Rule”) addresses practices where an investment adviser or its supervised persons directly or indirectly make contributions or other payments to certain U.S. public officials or candidates for office with the intent of generating investment advisory business. Violations of the Pay to Play Rule can have serious implications on the Firm’s ability to manage public pension assets and other governmental investments. The Firm can be precluded from managing money for a U.S. state or local government entity or may need to return fees received or waive fees to be received from such government entity for up to two years. The Firm recognizes that it is never appropriate to make or solicit political contributions for the purpose of improperly influencing the actions of public officials.

Therefore, Supervised Persons and their Immediate Family Members living in their household are prohibited from making, or soliciting others to make, political contributions of any amount to any candidate or official for federal, state or local public office in the United States, as well as any political organization or PAC. This prohibition includes in-kind contributions such as volunteering for a political campaign. Supervised Persons will be required to attest to their compliance with this rule each year. Additionally, Supervised Persons may not use personal or corporate funds to make political contributions on behalf of or in the name of the Firm.

Look-Back Provision

The Pay-to-Play Rule has a look-back provision that requires StepStone to look at a new employee’s political contributions prior to joining the Firm. The general rule is 6 months prior to hire. However, for prospects that will be soliciting business on behalf of StepStone, the look-back is 2 years.

Charitable Contributions Distinguished

Contributions to a charity are not considered political contributions unless made to, through, in the name of or to a fund controlled by a federal, state or local candidate or official. This policy is not intended to impede legitimate, charitable fund-raising activities. Any questions regarding whether an organization is a charity should be directed to the relevant CCO, or designee.

VIII.	OUTSIDE ACTIVITIES

Engaging in business or professional activities outside of a Supervised Person’s employment with StepStone may present a conflict of interest with the Firm or its clients. Relevant outside business activities include but are not limited to: (i) serving as an officer, director, trustee or partner of any business organization (not at the request of StepStone); or (ii) serving as a consultant, lecturer, published writer or podcast host, whether investment related or not.

Supervised Persons are required to disclose upon hire and annually thereafter all relevant outside business activities in which the Supervised Person currently engages or proposes to engage. Supervised Persons are required to notify and obtain the advance written approval of the relevant CCO or designee prior to participating in any relevant outside business activity or affiliation, which could represent a conflict of interest with StepStone, including serving as an officer or director of a public or private company, unless serving as such officer, advisor or director is part of the regular course of Supervised Persons duties at StepStone. . All such disclosures must be made on StepStone’s employee compliance system.

IX.	SUPERVISED PERSONS INFORMATION DISCLOSURE

To enable the Firm to accurately make its regulatory filings and to ensure adherence to the disqualification and disclosure requirements of Rule 506 of Regulation D, Supervised Persons are required to notify the relevant CCO, as applicable, if they are currently, or at any time in the future become, the subject of any of the following:

•	Arrest, summons, arraignment, guilty plea, “no contest” plea or conviction (other than minor traffic violations, but including convictions related to driving while intoxicated).

•	Bankruptcy proceeding, unsatisfied judgment or lien.

•	Any temporary or permanent restraining order.

•	A controlling person of any organization that is subject to any of the above items.

•	Refusal, denial or bar of membership or disciplinary action from a regulatory agency, governmental body or business or professional organization.

•	Any client complaint or civil litigation or arbitration that materially impacts upon a Supervised Persons ability to perform their role.

•	Subject of any regulatory or governmental investigation or disciplinary action.

Supervised Persons will be asked to attest on an annual basis that they have not been the subject of any of these events, including those that may be deemed a disqualifying event under Rule 506.

X.	SANCTIONS

Violations of any part of this Code of Ethics will subject an employee to sanctions which may vary from a warning up to and potentially including termination. Sanctions will be determined by the severity of the violation, frequency of occurrence, and observations regarding the employee’s tone in relation to compliance. For initial, less serious violations, formal or informal warnings may suffice. For repeated violations or violations that cause more significant risks, more significant sanctions will be imposed. Generally, sanctions will escalate beginning with a warning, reporting to an employee’s supervisor, required additional training, limitations on certain activities and will intensify to include incorporation in the employee’s annual review and may be reflected in an employee’s discretionary bonus, and finally termination.

Any employee failing to complete a mandatory training or quarterly certification on time will have their ability to obtain pre-approval to trade curtailed until such time as the required activity is completed, in addition to other sanctions as may be deemed appropriate.

Supplement to the Code of Ethics Employee Private Investment Procedures

Relevant Policy:

The Firm and its Supervised Persons are subject to a Code of Ethics (the “Code”) pursuant to Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”). The Code requires, among other things, compliance by Supervised Persons with certain requirements related to personal securities transactions and employee investments in Firm-sponsored vehicles and transactions.

As set forth in the Code, except as otherwise approved in writing by the CCO, or designee, it is generally StepStone’s policy that Supervised Persons may not obtain a direct interest in:

•	investment opportunities made available to the Firm that are deemed suitable for clients but either do not pass due diligence or are not pursued on behalf of the Firm or any client; and

•

investment opportunities undertaken by the Firm or any client, other than through participation in a commingled investment vehicle sponsored by the Firm or direct or indirect ownership of the “GP commitment” made with respect to commingled investment vehicles or separately managed accounts, or as otherwise set forth in the Firm’s Allocation Policy, except as otherwise approved in writing by the CCO or their designee.

This Supplement describes certain circumstances in which a Supervised Person is permitted to make or dispose of an investment where clients and/or the Firm also have an interest. These procedures supplement, and are in addition to, the procedures and requirements set forth in the Code.

Procedures:

A Supervised Person seeking to make an investment in a limited offering, or a private placement must submit a request in StepStone’s employee compliance system for approval. The Supervised Person must completely and accurately fill out the required Private Placement Approval Request Upon request by a Supervised Person the Chief Compliance Officer (“CCO”) or their designee shall review the investment opportunity requests from the Supervised Person and seek a review by the Relevant Asset Class Head. The CCO, or designee, with the input from the Relevant Asset Class Heads, shall decide regarding the Supervised Person’s request in a manner generally consistent with the procedures below. Generally, any investment that could be appropriate for a client (even if no client invests) is, in accordance with our private investment policy, generally not eligible for employees, unless an exception is granted by the CCO or designee.

I.	Investments Where Clients Have Not Made an Investment

All investments must first be considered for clients before the Firm will consider whether a Supervised Person will be permitted to make any such investment. Following such analysis, the ability of a Supervised Person to make such investment will generally be subject to the procedures set forth below.

The Relevant Asset Class Head (as defined below) is responsible for determining whether an investment opportunity is suitable or appropriate for clients of the Firm. The determination should consider the following factors among others:

•	Whether the opportunity is suitable or appropriate for clients considering their applicable investment objectives or current investment strategies, such as objectives or strategies:
•	regarding return requirements or risk tolerances;

•	emphasizing or limiting exposure to the investment strategy or sub-sector;

•	regarding diversification, including strategy, industry or geographic exposure,

•	remaining life of the investment vehicle; or

•	regarding specific mandates, such as geographic sub-sectors, emerging managers, middle-market buy-outs, mega buyouts, venture capital, real estate and others.

•	The size of the investment opportunity

•	Investment minimums

•	The institutional quality of the manager and/or other investors

•	Whether the opportunity is available to be offered to clients

If the Relevant Asset Class Head initially determines that an investment opportunity is suitable or otherwise appropriate for clients, but the opportunity is not subsequently pursued because a determination is made that such opportunity is not in the best interest of any client at the time, such investment opportunity is considered an “Unpursued Opportunity.” Notwithstanding the foregoing, an “Unpursued Opportunity” shall exclude opportunities that fail to pass the Firm’s due diligence standards (such opportunity, a “Declined Opportunity”). A Supervised Person may not invest in an Unpursued Opportunity or a Declined Opportunity; however, a VC Supervised Person (as defined below) may invest in an Unpursued or Declined Opportunity, subject to review and written approval by the CCO or their designee in a manner consistent with the procedures described herein.

If the Relevant Asset Class Head determines that an investment is not suitable or appropriate for any client, such investment is considered an “Unsuitable Opportunity.” Supervised Persons generally may invest in an Unsuitable Opportunity, subject to review and written approval by the CCO or their designee in a manner consistent with the procedures described herein.

In the case of any Unpursued or Declined Opportunity in respect of a direct/co-investment opportunity in portfolio companies, if a VC Supervised Person has a pre-existing investment in such company, such pre-existing investment will be taken into account in determining whether such VC Supervised Person is permitted to invest up to an amount that is the greater of (i) an amount which preserves their ownership percentage in such company and (ii) an amount to which such VC Supervised Person is contractually entitled to acquire pursuant to rights granted at the time of prior investment.

Compliance shall maintain appropriate documentation that the opportunity was evaluated to determine whether it was suitable or appropriate for clients, including relevant documentation related to the evaluation by the Relevant Asset Class Head for potential investment by clients, the reasons why the opportunity was or was not pursued by clients, and the reason why the investment by the relevant Supervised Person was permitted or declined.

If the Supervised Person desiring to invest in an investment is the Relevant Asset Class Head, the determination as to whether such opportunity is suitable and in the best interests of a client or the Firm shall be made by the Chief Executive Officer (the “CEO”), and if such Supervised Person is the CEO, the determination shall be made by the CCO and Chief Legal Officer, together. The CCO or their designee will document any determination made in accordance with this section.

II.	Investments Where Clients Have a Current Position

A Supervised Person who wishes to invest in, or sell from, a position in which any client has already made an investment (as indicated in StepStone’s records), may do so only in accordance with this Section II. For the avoidance of doubt, the following situations are subject to this section.

•

A request by a Supervised Person to sell an investment in a public company that is also held by clients. This Section II shall also cover investments where, at the time of the original investment by the Supervised Person, the company was privately held (i.e., the company subsequently went public).

•

A request by a Supervised Person to purchase an investment in a public company that is also held by clients. This Section II shall also cover investments where the original investment made by such clients occurred when the company was privately held (i.e., the company subsequently went public).

Where a Supervised Person wishes to invest in, or sell from, a position in which any client has already made an investment covered by this Section II, the Supervised Person shall submit a Private Placement Approval Request. In reviewing a request to invest in any such investment, the CCO or their designee shall consider, among other things, whether the Supervised Person is in possession of any material nonpublic information (including any relevant information barriers that might prevent such Supervised Person from coming into possession of material nonpublic information), the extent to which the Supervised Person’s investment poses a conflict of interest, and any relevant regulatory or governing document restrictions. Should the CCO or their designee approve such an investment, appropriate steps should be taken to mitigate any conflict of interest.

For the avoidance of doubt, the above procedures apply to any situation where a client or the Firm owns an indirect interest in any portfolio company through a fund investment.

III.	Overage Investments Alongside Clients

As enumerated in StepStone’s Allocation Policy, VC Supervised Persons may invest in overage capacity after the client(s) that are not in an ‘overage’ relationship receive the full amount of their desired allocation prior to offering any co-investment to a third-party co-investor, and (ii) in turn, such third-party co-investors receive the full amount of their desired allocation prior to any StepStone Supervised Persons. Upon appropriate documentation in SPI that full allocation has been received in accordance with the above and approval by the CCO, or designee, via the personal investment preclearance process required by the Code, VC Supervised Persons may invest in overage.

IV.	Administration and Recordkeeping

The CCO or their designee shall maintain appropriate documentation of the basis for any determination to approve an investment by a Supervised Person pursuant to these procedures.

V.	Definitions

“Relevant Asset Class Head” means the following people, and is determined by the type of investment opportunity presented:

Private Equity/Venture Capital – Scott Hart, or designee Real

Estate – Jeff Giller, or designee

Infrastructure – James O’Leary, or designee Private

Debt – Marcel Schindler, or designee

“VC Supervised Person” means the people who are permitted to invest personally in private market investment opportunities pursuant to Section 3 of the Side Letter Dated July 7, 2021 (the “Side Letter”) among, inter alia, StepStone Group LP and Shareholder Representative Services LLC, namely, Jim Lim, Eric Thompson, Lindsay Redfield, Hunter Somerville, John Avirett, Seyonne Kang and Adair Newhall. In accordance with the Side Letter investments by Lindsay Redfield, Hunter Somerville and John Avirett require participation of one of the other three VC Supervised Persons.

POLICY DETAILS AND REVISION HISTORY

Version	Policy Owner	Approval Date	Revision Author	Revision Summary
Pre Versioning History		1-12-2011 4-2012 1-2013 3-2013 6-2014 10-2014 10-2015 1-2016 5-2016 11-2016 3-2017 8-2018 11-2019 6-2020 9-2020 2-2021 4-2022 11-2022 6-29-2023		Historical revisions.

1.0	Bendukai Bouey, CCO	12/12/2023	Compliance	Reflects initial implementation of COE under new CCO.

2.0	Bendukai Bouey, CCO	12/2/2024	Compliance Team	Update to Compliance Systems, and Gifts and Entertainment